

Jardines

Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com



03032890

Group Secretariat

15th October 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Directors' Share Transactions</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	15/10/2003	+ 97,512	US$7.02
Simon Keswick	Scrip Dividend	15/10/2003	+ 74,857	US$7.02
E P K Weatherall	Scrip Dividend	15/10/2003	+ 322,675	US$7.02
C G R Leach	Scrip Dividend	15/10/2003	+ 9,719	US$7.02
Brian Keelan	Scrip Dividend	15/10/2003	+ 434	US$7.02
R C Kwok	Scrip Dividend	15/10/2003	+ 808	US$7.02
A J L Nightingale	Scrip Dividend	15/10/2003	+ 55	US$7.02

Yours faithfully
JARDINE MATHESON LIMITED

10/29

Neil M McNamara
Group Corporate Secretary

Dir/2k31015/p.2



Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

15th October 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Disclosure of Interest - Substantial Shareholder</u>

We enclose for your information a notification dated 15th October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

[Cng/Subshlder/jmh/2k31015/p3]



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:40 15 Oct 2003
Number	9256Q

JARDINE MATHESON HOLDINGS LIMITED

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 15th October 2003, Jardine Strategic Holdings Limited's ("JSH") interest in Jardine Matheson Holdings Limited ("JMH") decreased from 52.02% to 51.96% as a result of the dilution of interest upon issue of shares by JMH in connection with its scrip dividend scheme. JSH's interest is made up as follow:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	33.81
Jardine Securities (BVI) Limited	100,460,881	16.01
Clare Investment and Trustee Company Limited	13,236,559	2.11
Other non-beneficial interests*	170,355	0.03
Total Holding	**326,081,927**	**51.96**

* *Deemed interest in shares held by certain non-profit-making organizations, the trustees or nominees of which are associate companies of JSH.*

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

15th October 2003

www.jardines.com

END

